September 20, 2024

Suzanne Foster
Chief Executive Officer and Director
AdaptHealth Corp.
220 West Germantown Pike, Suite 250
Plymouth Meeting, PA 19462

       Re: AdaptHealth Corp.
           Definitive Proxy Statement on Schedule 14A
           Filed April 26, 2024
           File No. 001-38399
Dear Suzanne Foster:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 69

1. It appears that you have included net income (loss) attributable to AdaptHealth Corp. in column (h) of your pay versus performance table in lieu of net income as required by Item
       402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial
       performance, so long as any additional disclosure is    clearly
identified as supplemental,
       not misleading, and not presented with greater prominence than the required disclosure.
       See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134
       (September 8, 2022)] at Section II.F.3.
2. We note that you have included Adjusted EBITDA, a non-GAAP measure, as your
       Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While
 September 20, 2024
Page 2

       Company-Selected Measure disclosure is not subject to Regulation G or
Item 10(e) of
       Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. Please tell us and revise future disclosure to explain how your
       Company-Selected Measure is calculated from your audited financial statements. If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.
3. Refer to the reconciliation table on page 70. It is unclear what amounts are reflected in the
       row titled    Fair value of equity compensation that vested during the
year.    Specifically,
       Items 402(v)(2)(iii)(C)(1)(iii) and (iv) of Regulation S-K require two different calculations for equity awards that vest within the covered fiscal year; however, it is unclear whether this row reflects vested awards that were granted in the same year, a prior year, or both. Please note that disclosure under Items
402(v)(2)(iii)(C)(1)(i)     (vi) of
       Regulation S-K must show separate calculations for each amount deducted and added and may not aggregate steps. Refer to Regulation S-K Compliance and Disclosure
       Interpretation 128D.04. Please tell us and revise future filings, as applicable, to show each of the amounts added and subtracted for equity awards that vest in each covered fiscal year.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham at 202-551-3783 or Amanda Ravitz at 202-551-3412
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program